UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark

Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado  80401

303.215.5201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey P. Jacobs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,980

	8.	Shared Voting Power 2,027,554 (See Item 5)

	9.	Sole Dispositive Power 274,980

	10.	Shared Dispositive Power 2,027,554 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,302,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Richards E. Jacobs Revocable Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,627,123

	8.	Shared Voting Power 2,027,554 (See Item 5)

	9.	Sole Dispositive Power 1,627,123

	10.	Shared Dispositive Power 2,027,554 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,654,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) 00(1)

(1)                                  The Reporting Person is a revocable living trust.

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jacobs Entertainment, Inc., #34-1959351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,618

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,618

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gameco Holdings, Inc., #34-1962581

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,213,936

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,213,936

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

Purpose of Amendment

                The purpose of this Amendment No. 1 to the Schedule 13D initially filed by the Reporting Persons on November 9, 2006 (the “Initial Filing”) is to amend Items 3, 4, and 5 thereof.  Items 1, 2, 6, and 7 and Schedules I and II of the Initial Filing remain current and are unchanged.

Item 3.                    Source and Amount of Funds or Other Consideration.

In August and September 2006, Jeffrey P. Jacobs acquired 274,980 shares of the $.00001 par value common stock of MTR Gaming Group, Inc. (the “Issuer”) in open market purchases for an aggregate consideration of $2,149,241 inclusive of brokerage commissions.  Personal funds were used to effect the purchases.

In September and October 2006, the Richard E. Jacobs Revocable Living Trust acquired 1,274,009 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $14,131,569.  In March 2008, the trust acquired an additional 353,114 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $2,045,599 inclusive of brokerage commissions.  Funds to effect the purchases were from operational funds of the trust.

In September, October, and November 2006, Jacobs Entertainment, Inc. acquired 813,618 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $7,999,651 inclusive of brokerage commissions.  Funds to effect the purchases were obtained from working capital and borrowings from a bank syndicate group under its revolving senior credit facility.

In October and November 2006, Gameco Holdings, Inc. acquired 1,213,936 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $12,998,455 inclusive of brokerage commissions.  Funds to effect the purchases were obtained from a bank line of credit with the U.S. Bank.  The credit line is personally guaranteed by Messrs. Jeffrey P. Jacobs and Richard E. Jacobs.

Item 4.                    Purpose of Transaction.

The Reporting Persons initially acquired shares of the Issuer because they believed the shares presented an attractive investment opportunity to achieve capital appreciation.  The Reporting Persons continue to hold that view as reflected in the recent purchases of the Issuer’s common stock as reported in Items 3 and 5 hereof.

The Reporting Persons continuously analyze the operations, capital structure, and markets of companies in which they invest, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.  As a result of these activities, the Reporting Person(s) may participate in interviews or hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.  The Reporting Persons may also wish to discuss with Issuer’s management and Board of Directors the potential for mutually beneficial relationships between Jacobs Entertainment, Inc. and the Issuer.  Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; waiving, adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer, issuance of options to management, or their employment by the Issuer.  In addition to the foregoing, Mr. Jeffrey P. Jacobs has requested to be appointed to the Issuer’s Board of Directors and/or included as a nominee and recommended as a Board member in the Issuer’s proxy statement for its next annual meeting.  Mr. Jacobs understands that the Issuer’s Board will consider his request in due course.

Subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, they may choose to purchase additional shares of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.  In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of the Issuer currently held by the Reporting Person in the open market, in privately negotiated transactions with third parties, or otherwise.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.                    Interest in Securities of the Issuer.

(a)           The Reporting Persons own beneficially an aggregate of 3,929,657 shares of the Issuer or 14.3% of its shares outstanding, based upon 27,560,260 shares stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

The following shows the breakdown of the Reporting Persons’ direct ownership of the Issuer’s shares:

Name	Number of Shares

Jeffrey P. Jacobs	274,980
The Richard E. Jacobs Revocable Living Trust	1,627,123
Jacobs Entertainment, Inc.	813,618
Gameco Holdings, Inc.	1,213,936
3,929,657

By virtue of the relationships described in Item 2 of the Initial Filing and this Item 5, Jeffrey P. Jacobs and The Richard E. Jacobs Revocable Living Trust may be deemed to share indirect beneficial ownership of shares of the Issuer’s common stock directly owned by Jacobs Entertainment, Inc. and Gameco Holdings, Inc.

(b)           Each of the Reporting Persons has the power to vote and to dispose of shares of the Issuer as follows:

Jeffrey P. Jacobs

(i)	sole power to vote or direct the vote:	274,980
(ii)	shared power to vote or direct the vote:	2,027,554
(iii)	sole power to direct disposition:	274,980
(iv)	shared power to direct disposition:	2,027,554

The Richard E. Jacobs Revocable Living Trust

(i)	sole power to vote or direct the vote:	1,627,123
(ii)	shared power to vote or direct the vote:	2,027,554
(iii)	sole power to direct disposition:	1,627,123
(iv)	shared power to direct disposition:	2,027,554

Jacobs Entertainment, Inc.

(i)	sole power to vote or direct the vote:	813,618
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to: direct disposition	813,618
(iv)	shared power to direct disposition:	0

Gameco Holdings, Inc.

(i)	sole power to vote or direct the vote:	1,213,936
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to direct disposition:	1,213,936
(iv)	shared power to direct disposition:	0

                (c)           The following transaction in the Issuer’s shares were effected by the Reporting Persons during the past 60 days.  All were open market transactions and include sales commissions.

The Richard E. Jacobs Revocable Living Trust

Trade Date	Shares Purchased	Price Per Share
3/10/2008	117,500	$5.44 — 5.53
3/11/2008	116,530	$5.50 — 5.75
3/12/2008	102,780	$5.81 — 6.50
3/13/2008	4,600	$5.87 — 6.00
3/14/2008	11,704	$5.78 — 6.00

                (d)           No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s shares held by him or it.

                (e)           Not applicable.

SIGNATURES

                After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated:  March 19, 2008

/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs

The Richard E. Jacobs Revocable Living Trust

By:	/s/ Richard E. Jacobs, Trustee
Richard E. Jacobs, Trustee

Jacobs Entertainment, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive Officer

Gameco Holdings, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, President